September 16, 2008
VIA EDGAR AND FACSIMILE
Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Re: Prime Group Realty Trust
       Form 10-K for the year ended December 31, 2007
       Filed 07/23/08
       Forms 10-Q for the quarterly periods ended June 30, 2008
       Filed 08/14/08
       File No. 001-13589
Dear Mr. Gordon:
We make reference to your comment letter dated September 4, 2008 regarding the above-referenced filings. Please find below our responses to your comments. For your convenience, we have duplicated the text of your comments before each response.
Form 10-K for the year ended December 31, 2007
Consolidated Statements of Cash Flows
1.
We note that you presented the following cash flows as investing activities in your statements of cash flow: payments for tax indemnity agreement, changes in restricted cash escrows, and leasing costs. Please tell us how you determined the appropriate classification of these cash flows in accordance with SFAS 95.

We have classified the (a) payment for tax indemnity agreement, (b) changes in restricted cash escrows, and (c) leasing costs, as investing activities in our statement of cash flows in accordance with SFAS 95-Statement of Cash Flows because these activities relate to investing activities in property, plant and equipment and benefit the related properties as follows:

Mr. Daniel Gordon
September 16, 2008
a)
The January 2006 payment for tax indemnity agreement was recorded in our consolidated financial statements as an allocation of the purchase price to building improvements and amortized over the remaining life of the building. Prime Group Realty Trust (the “Company”) has determined that the elimination of potential tax liability results in a perceived increase in the value and marketability of this property. Prime Group Realty, L.P., the operating partnership of the Company (the “Operating Partnership”) made the payment to one of the beneficiaries of the tax indemnity agreement in exchange for such beneficiary releasing us from future obligations under the agreement, which mainly consists of any obligation from making future tax indemnity payments in connection with a sale of the property.

This payment was made in settlement of a pre-acquisition contingency that existed at the July 2005 purchase of the Company by The Lightstone Group. In accordance with SFAS 141 — Business Combinations, paragraph 40, the payment was made within the one year allocation period for such contingencies and included in the allocation of the purchase price based on fair value.
b)
Changes in restricted cash escrows pertain to changes in the amounts in escrows that are required by our lenders for capital and tenant improvement construction at our properties. Upon payment, or release of escrows for payment of such construction work, the costs for capital and tenant improvements ultimately benefit the related properties and are capitalized and depreciated. As disclosed in the Management Discussion and Analysis-Liquidity included in the Company’s Form 10-K: “As a requirement of our lenders, we maintain escrow accounts and restricted cash balances for particular uses. At December 31, 2007, these accounts totaled $41.7 million. These escrows relate to $17.3 million in escrow for capital and tenant improvements.”

c)
Leasing costs pertain to leasing commissions, lease assumption costs and other leasing costs directly attributable to tenant leases. These costs ultimately benefit the related properties and are capitalized as deferred leasing costs and amortized over the terms of the related lease agreements.

We have recorded all of the above as investing activities in accordance with SFAS 95 — Statement of Cash Flows, paragraph 15: “Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise . . .”

Mr. Daniel Gordon
September 16, 2008
Notes to Financial Statements
Note 15 — Commitments and Contingencies
2.
You disclose that you made a payment to Mr. Casati of $4.2 million in 2006, and Mr. Casati released the Operating Partnership from all of its obligations under the Amended Tax Indemnity Agreement related to him. Please tell us how this payment was recorded in your financial statements.

The January 2006 payment for tax indemnity agreement was recorded in our consolidated financial statements as a building improvement to our Continental Towers property and amortized over the remaining life of the building for the reasons as described in response 1(a) above.
Exhibits 31.1 and 31.2
3.
We note that you refer to the “annual report” in paragraphs 2, 3, and 4 of your certifications. Please confirm to us that you will revise, in all future filings, to refer to the “report,” rather than the “annual report” or “quarterly report,” consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

We confirm that, in all future filings, we will utilize the term “report” rather than “annual report” or “quarterly report” in certifications as required by Regulation S-K Item 601(b)(31).
Form 10-Q for the quarter ended June 30, 2008
Note 9 — Recent Developments
4.
You disclose that the purchase and sale agreement for the 330 N. Wabash Avenue Hotel Sale includes a covenant by 330 LLC to perform certain asbestos removal, demolition and pre-construction work on all floors subject to the sale, and that you deposited $10.7 million at closing into construction escrows with the title insurance company and $2.1 million with one of the mortgage lenders to be used for such costs. You also disclose that you recognized a book gain on the sale of approximately $9.8 million. Please tell us how you considered your obligation to complete this development/construction work when determining the appropriate gain recognition for this sale. Please explain. See paragraphs 41 and 42 of SFAS 66 for reference.

We recorded a liability under the accrual basis that was reasonably estimated based on third party contractor actual bids and signed guaranteed maximum price contracts for substantially all of the work, which were finalized between the seller and its contractors in connection with the closing and substantially fixed the price of the work based upon the agreed upon scope which was approved by the buyer and seller prior to closing. In addition, similar work was performed on other floors at this property within the past year and these costs were also considered in establishing the costs to complete the asbestos abatement and other work. We also recorded the deposit as a cash escrow (asset). The escrow for the obligation was funded at the time of sale from sale proceeds. The obligations were recorded as a liability and reduced the profit when determining the book gain on sale.

Mr. Daniel Gordon
September 16, 2008
SFAS 66 — Accounting for Sales of Real Estate, paragraph 5 states that:
Profit on real estate sales transactions shall not be recognized by the full accrual method until all of the following criteria are met:
a)	A sale is consummated.
b)	The buyer’s initial and continuing investment are adequate to demonstrate a commitment to pay for the property.
c)	The seller’s receivable is not subject to future subordination; and
d)	The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.
We believe the criteria in paragraph 5a) — c) have been met because the sale was consummated and all proceeds were received with no future subordination. Additionally, we believe the criteria in paragraph 5d) has been met even though the seller has some continued involvement with the property by virtue of completing the asbestos and other work described above. The seller’s loss of profit because of the continued involvement with the property is limited by the terms of the sales contract and substantially fixed by the guaranteed maximum price contracts it entered into in connection with the closing, and therefore in accordance with paragraph 25 of SFAS 66, the profit was recognized at the time of sale and reduced by the maximum exposure to loss. As cited in paragraph 41, we believe the “costs of development” have been reasonably estimated based on the signed contracts obtained for the asbestos abatement work. That is, a reasonable estimate has been established to preclude significant additional risk or costs to be incurred as the liability recorded represents our maximum exposure based upon the contractual obligation. The work is expected to be completed within one year from the date of sale. To date the majority of the escrow amounts have been disbursed from the escrow in accordance with the contracts and with no indications of material revisions to the total costs. Additionally, in accordance with the purchase and sale agreement, the buyer paid the full purchase price at closing and does not have the right to defer any sales proceeds or payments until the work is complete. As a result, in accordance with SFAS 66-Accounting for Sales of Real Estate, the full accrual method was used to recognize the gain on sale of certain floors at our 330 N. Wabash Avenue property.

Mr. Daniel Gordon
September 16, 2008
As also requested in the Comment letter, the Company specifically acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me (312-917-4230) or Paul Del Vecchio, our Executive Vice President-Capital Markets (312-917-8781), if we can be of further assistance.
Sincerely,

/s/ Jeffrey A. Patterson
Jeffrey A. Patterson
President and Chief Executive Officer

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